Exhibit 99.1

Decisions of the General Shareholders' Meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, at the General Shareholders' Meeting held on March 29, 2019, the Company’s Shareholders approved the following:

1.	The plan for distribution of profits, which establishes a distribution of an ordinary dividend per share of one hundred sixty-nine Colombian pesos (COP $169) and an extraordinary dividend per share of fifty-six Colombian pesos (COP $56), for a total dividend per share of two hundred twenty-five Colombian pesos (COP $225).

The dividend for the minority shareholders will be paid in one installment on April 25, 2019 (100% of the ordinary and extraordinary dividend).

The dividend for the majority shareholder, the Colombian State, will be paid in three installments on April 25 (50% of the ordinary dividend), June 25 (50% of the ordinary dividend), and September 25, 2019 (100% of the extraordinary dividend).

2.	The appointment of its Board of Directors as follows:

Non Independent Representative:

•	General Secretary from the Ministry of Finance and Public Credit

Independent Representatives:

•	Orlando Ayala Lozano
•	Luis Guillermo Echeverri Vélez
•	Juan Emilio Posada Echeverri
•	Sergio Restrepo Isaza
•	Santiago Perdomo Maldonado
•	Esteban Piedrahita Uribe
•	Hernando Ramírez Plazas (postulated by the oil producing departments in which Ecopetrol operates)
•	Carlos Gustavo Cano Sanz (postulated by ten (10) minority shareholders with major shareholding)

3.	The appointment of Ernst & Young Audit S.A.S as the External Auditor for the period 2019-2020 for the Company.

4.	The revision to the bylaws proposed by Company Management.

Once this is duly signed and recorded with the commercial registry, Ecopetrol will report the event in a release. The text of the approved revision may be consulted at the following link:

https://www.ecopetrol.com.co/Asamblea2019/190225%20Propuesta%20de%20reforma%20estatutaria%20(VF).pdf

Bogotá D.C., March 29, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co